VOTING AGREEMENT

August 4, 2015

F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, PA 16148

Ladies and Gentlemen:

Concurrently with the execution of this letter agreement ("Voting Agreement"), F.N.B. Corporation, a Florida corporation ("FNB"), and Metro Bancorp, Inc., a Pennsylvania corporation ("Metro"), are entering into an Agreement and Plan of Merger, of even date herewith (the "Merger Agreement"), whereby Metro will merge with and into FNB (the "Merger") and shareholders of Metro will receive the Merger Consideration as set forth in the Merger Agreement, subject to the closing of the Merger. All defined terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

A condition to FNB's obligations under the Merger Agreement is that I execute and deliver this Voting Agreement to FNB.

Intending to be legally bound hereby, I irrevocably agree and represent as follows:

(a) As of the date of this Voting Agreement, I have, and at all times during the term of this Voting Agreement will have, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, and good and valid title to, the number of shares of common stock, par value $1.00 per share, of Metro (the "Metro Common Stock"), that is set forth on Appendix A hereto, and I hold stock options to acquire the number of shares of Metro Common Stock set forth on Appendix A hereto. All of the securities listed on Appendix A are owned free and clear of any proxy or voting restriction, claims, liens, encumbrances and security interests and any other limitation or restriction whatsoever (including any restriction on the right to dispose of such securities). Except as disclosed in Metro's Current Report on Form 8-K filed with the SEC on May 15, 2015, none of the securities listed on Appendix A is subject to any voting trust or other agreement or arrangement with respect to the voting rights of such securities.

(b) As of the date of this Voting Agreement, except for the securities set forth on Appendix A, I do not beneficially own any (i) shares of capital stock or voting securities of Metro, (ii) securities of Metro convertible into or exchangeable for shares of capital stock or voting securities of Metro or (iii) options or other rights to acquire from Metro any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Metro. The Metro Common Stock listed on Appendix A, together with all Metro Common Stock that I subsequently acquire during the term of this Voting Agreement, including through the exercise of any stock options, warrants or similar instruments, are referred to herein as the "Shares".

(c) At the Metro Shareholders Meeting and at any other meeting of Metro shareholders, however called, and on every action or approval by written consent of shareholders of Metro, I will vote or cause to be voted all Shares over which I have sole voting power, and I will use my best efforts to cause any Shares over which I share voting power to be voted in favor of (i) approval and adoption of the Merger Agreement and the transactions contemplated thereby, and (ii) any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement. Determinations as to "sole" or "shared" voting power shall be made in accordance with Rule 13d-3 of the Exchange Act.

(d) During the term of this Voting Agreement, I will not, directly or indirectly, offer, sell, transfer, pledge, encumber or otherwise dispose of (collectively, "Transfer") any Shares over which I have sole dispositive power (or any interest therein), and I will use my best efforts to not permit the Transfer of any Shares over which I have shared dispositive power (or any interest therein), except to the extent permitted by paragraph (g) hereof.

(e) I agree that Metro shall not be bound by any attempted sale of any Metro Common Stock over which I have sole voting and dispositive power, and Metro's transfer agent shall be given appropriate stop transfer orders and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Voting Agreement.

(f) I represent that I have the legal capacity to enter into this Voting Agreement, that I have duly and validly executed and delivered this Voting Agreement and that this Voting Agreement is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors' rights and general equitable principles; and further, that no consent of my spouse is necessary under any "community property" or other laws in order for me to enter into and perform my obligations under this Voting Agreement.

(g) Notwithstanding anything herein to the contrary, I may Transfer any or all of the Shares over which I have beneficial ownership to my spouse, ancestors or descendants; provided, however, that in any such case, prior to and as a condition to the effectiveness of such Transfer, each person to which any of such Shares or any interest in any of such Shares is or may be Transferred shall have executed and delivered to FNB an agreement to be bound by the terms of this Voting Agreement.

I am signing this Voting Agreement solely in my capacity as a shareholder of Metro and as an option holder, if I am such, and not in any other capacity, such as a director or officer of Metro or as a fiduciary of any trusts in which I am not a beneficiary. Notwithstanding anything herein to the contrary: (a) I make no agreement or understanding herein in any capacity other than in my capacity as a beneficial owner of Metro Common Stock and (b) nothing herein shall be construed to limit or affect any action or inaction by me or any of my representatives, as applicable, in serving on Metro's Board of Directors or as an officer of Metro, in acting in my capacity as a director, officer or fiduciary of Metro.

This Voting Agreement shall terminate and be of no further force and effect concurrently with, and automatically upon, the earlier to occur of (a) the favorable vote of the Metro shareholders with respect to the approval of the Merger Agreement, (b) the Effective Time, (c) FNB and I enter into a written agreement to terminate this Voting Agreement, or (d) any termination of the Merger Agreement in accordance with its terms, except that any such termination shall be without prejudice to FNB's rights if termination should arise out of my willful breach of any covenant or representation contained herein.

All notices and other communications in connection with this Voting Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile, with confirmation, mailed by registered or certified mail, return receipt requested, or delivered by an express courier, with confirmation, to the other party hereto at its addresses set forth on the signature page hereto.

This Voting Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Voting Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Voting Agreement.

I agree and acknowledge that FNB may be irreparably harmed by, and that there may be no adequate remedy at law for, any violation of this Voting Agreement by me. Without limiting other remedies, FNB shall have the right to seek to enforce this Voting Agreement by specific performance or injunctive relief. This Voting Agreement and all claims arising hereunder or relating hereto, shall be governed and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law thereof. I hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any Pennsylvania state court or the United States District Court for the Western District of Pennsylvania, in any action or proceeding arising out of or relating to this letter.

If any term, provision, covenant or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Voting Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall



negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

This Voting Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

Very truly yours,

Richard J. Lashley

Richard J. Lashley

Address: PL Capital, LLC
67 Park Place East Suite 675
Morristown, NJ 07960

Facsimile: 973-539-5402

Acknowledged and Agreed:

F.N.B. CORPORATION

By: /s/ Vincent J. Delie, Jr.
Vincent J. Delie, Jr.,
President and Chief Executive Officer

Address: One F.N.B. Boulevard
Hermitage, PA 16148
Facsimile: (724) 983-3515

Dated: August 4, 2015

Appendix A to Lashley Voting Agreement

Common shares beneficially owned (excluding shares issuable upon the exercise of stock options) - **1,246,929**

Shares issuable upon the exercise of stock options – **0**

Shares issuable upon the exercise of currently unvested stock options - **0**